

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 2, 2015

<u>Via E-mail</u>
George H. Pain
Senior Vice President, General Counsel and Secretary
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105-3443

     Re: Olin Corporation
           Form 10-K
           Filed February 25, 2015
           File No. 001-01070

           Preliminary Proxy Statement on Schedule 14A
           Filed May 8, 2015
           File No. 001-01070

Dear Mr. Pain:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Jay Ingram

                                       Jay Ingram
                                       Legal Branch Chief
                                       Office of Manufacturing and
                                       Construction